
REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

12 April 2006

Office of International Corporate Fina
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W
Washington, D.C. 20549
USA


06012683

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

dlw 4/19

Redflex Holdings Limited

File No: 82-34862

Schedule I

Documents made public since the last submission on 22 March 2006:

Date	Item	Description
3 April 2006	Company Announcement	Redflex announces continuation of expansion across the State of Iowa
31 March 2006	Company Announcement	Redflex announces celebration of Traffic Contract in its 100th city worldwide
29 March 2006	Form 604	Notice of change of interests of substantial holder – Thorney Holdings Pty Ltd
28 March 2006	Appendix 3Y	Change of Director's Interest Notice

THORNEY HOLDINGS [illegible]

A.C.N. 006 262 835

Level 2, 533 Little Lonsdale Street, Melbourne Vic 3000
Telephone 9247 4726 Facsimile 9247 4727

29 March 2006

BY EXPRESS POST

The Directors
Redflex Holdings Limited
31 Market Street
SOUTH MELBOURNE 3205

Dear Sirs,

Change in Interests or Entitlements of Substantial Shareholder - Form 604

I enclose by way of service Form 604 Notice of Change in Interests or Entitlements of Substantial Shareholder dated 29 March 2006 in accordance with Section 617B of the Corporations Act 2001.

I confirm that a copy of the Form 604 has been faxed to the Companies Announcements Office at the ASX for release to the market today.

Yours sincerely,



AVEE WAISLITZ
Director

THORNEY HOLDINGS PTY LTD

A.C.N. 006 262 835

Level 2, 533 Little Lonsdale Street, Melbourne Vic 3000
Telephone 9247 4726 Facsimile 9247 4727

FAXED

29 March 2006

BY FACSIMILE: 1900 999 279 - 6 pages

Manager Company Announcements
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY 2000

Dear Sir/Madam,

Change in Interests or Entitlements of Substantial Shareholder - Form 604
Redflex Holdings Limited

I enclose by way of service Form 604 Notice of Change in Interests or Entitlements of Substantial Shareholder dated 29 March 2006 in accordance with Section 617(B) of the Corporations Act 2001.

I confirm that the original Form 604 has been served on Redflex Holdings Limited by express post today.

Yours sincerely,



AVEE WAISLITZ
Director

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To:	company name/scheme	REDFLEX HOLDINGS LIMITED
	ACN/ARSN	ACN 069 308 216

1. Details of substantial holder[1]

Name	THORNEY HOLDINGS PTY LTD and each of its related bodies corporate listed in the attached Schedule "A" to this Notice (hereinafter collectively referred to as "Thorney Holdings")
ACN (if applicable)	ACN 006 262 835

There was a change in the interests of the substantial holder on 24/03/06

The previous notice was given to the company on 14/05/04

The previous notice was dated 14/05/04

2. Previous and present voting power

The total number of shares votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities[4]	Previous Notice		Present Notice	
	Person's votes	Voting power[5]	Person's votes	Voting power[6]
Fully Paid Ordinary Shares	6,860,991	8.26%	8,451,265	9.57%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of Change	Person whose relevant interest changed	Nature of change[7]	Consideration given in relation to change[8]	Class and number of securities affected	Person's votes affected
09.07.04	Thorney Pty Ltd	On market sale	$2.59 per share	2,750 fully paid ordinary shares	Thorney Pty Ltd
15.07.04	Thistle Custodians Pty Ltd	On market sale	$2.62 per share	60,836 fully paid ordinary shares	Thistle Custodians Pty Ltd
13.08.04	Thorney Pty Ltd	On market purchase	$2.80 per share	28,622 fully paid ordinary shares	Thorney Pty Ltd
16.08.04	Thorney Pty Ltd	On market purchase	$2.77 per share	61,178 fully paid ordinary shares	Thorney Pty Ltd
17.08.04	Thorney Pty Ltd	On market purchase	$2.53 per share	110,200 fully paid ordinary shares	Thorney Pty Ltd
19.08.04	Thorney Pty Ltd	On market purchase	$2.50 per share	38,542 fully paid ordinary shares	Thorney Pty Ltd
25.08.04	Thorney Pty Ltd	On market purchase	$2.48 per share	106,521 fully paid ordinary shares	Thorney Pty Ltd
30.08.04	Thorney Pty Ltd	On market purchase	$2.55 per share	127,506 fully paid ordinary shares	Thorney Pty Ltd

06.09.04	Thorney Pty Ltd	On market purchase	$2.50 per share	99,937 fully paid ordinary shares	Thorney Pty Ltd
07.09.04	Thorney Pty Ltd	On market purchase	$2.48 per share	171,232 fully paid ordinary shares	Thorney Pty Ltd
08.09.04	Thorney Pty Ltd	On market purchase	$2.39 per share	33,768 fully paid ordinary shares	Thorney Pty Ltd
06.12.04	Thorney Pty Ltd	Share purchase plan	$3.43 per share	1,458 fully paid ordinary shares	Thorney Pty Ltd
06.12.04	Thorney Holdings Pty Ltd	Share purchase plan	$3.43 per share	1,458 fully paid ordinary shares	Thorney Holdings Pty Ltd
09.12.04	Thorney Pty Ltd	On market sale	$3.71 per share	47,442 fully paid ordinary shares	Thorney Pty Ltd
10.12.04	Thorney Pty Ltd	On market sale	$3.72 per share	16,450 fully paid ordinary shares	Thorney Pty Ltd
13.12.04	Thorney Pty Ltd	On market sale	$3.72 per share	33,008 fully paid ordinary shares	Thorney Pty Ltd
15.12.04	Thorney Pty Ltd	On market sale	$3.71 per share	117,566 fully paid ordinary shares	Thorney Pty Ltd
15.12.04	Thorney Pty Ltd	On market sale	$3.72 per share	250,000 fully paid ordinary shares	Thorney Pty Ltd
16.12.04	Thorney Pty Ltd	On market sale	$3.70 per share	20,524 fully paid ordinary shares	Thorney Pty Ltd
17.12.04	Thorney Pty Ltd	On market sale	$3.70per share	15,010 paid ordinary shares	Thorney Pty Ltd
25.05.05	Thorney Pty Ltd	On market purchase	$3.03 per share	200,000 fully paid ordinary shares	Thorney Pty Ltd
25.07.05	Thorney Pty Ltd	On market sale	$3.25 per share	110,000 fully paid ordinary shares	Thorney Pty Ltd
26.07.05	Thorney Pty Ltd	On market sale	$3.25 per share	67,143 fully paid ordinary shares	Thorney Pty Ltd
27.07.05	Thorney Pty Ltd	On market sale	$3.25 per share	32,037 fully paid ordinary shares	Thorney Pty Ltd
29.07.05	Thorney Pty Ltd	On market sale	$3.25 per share	8,392 fully paid ordinary shares	Thorney Pty Ltd
01.08.05	Thorney Pty Ltd	On market sale	$3.20 per share	14,778 fully paid ordinary shares	Thorney Pty Ltd
02.08.05	Thorney Pty Ltd	On market sale	$3.20 per share	2,598 fully paid ordinary shares	Thorney Pty Ltd
07.03.06	Thorney Holdings Pty Ltd	On market purchase	$2.39 per share	900,000 fully paid ordinary shares	Thorney Holdings Pty Ltd
24.03.06	Thorney Holdings Pty Ltd	On market purchase	$2.20 per share	132,586 fully paid ordinary shares	Thorney Holdings Pty Ltd
24.03.06	Thorney Holdings Pty Ltd	On market purchase	$2.20 per share	283,400 fully paid ordinary shares	Thorney Holdings Pty Ltd
27.03.06	Thorney Holdings Pty Ltd	On market purchase	$2.11 per share	25,000 fully paid ordinary shares	Thorney Holdings Pty Ltd
28.03.06	Thorney Holdings Pty Ltd	On market purchase	$2.19 per share	39,000 fully paid ordinary shares	Thorney Holdings Pty Ltd
29.03.06	Thorney Holdings Pty Ltd	On market purchase	$2.24 per share	28,400 fully paid ordinary shares	Thorney Holdings Pty Ltd

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[9]	Nature of relevant interest[10]	Class and number of shares	Person's votes
Thorney Pty Ltd ACN 008 595 453 ("Thorney")	Invia Custodians Pty Ltd	Thorney Pty Ltd	Beneficial Owner	2,461,610 fully paid ordinary	2,461,610

				shares	
Thorney Holdings	Invia Custodians Pty Ltd	Thorney Holdings Pty Ltd	Beneficial Owner as to 5,989,655 Ordinary Shares. By virtue of section 608 of the Corporations Act 2001 as to 2,461,610 Ordinary Shares.	8,451,265 fully paid ordinary shares	5,989,655
Thorney Consolidated Holdings Pty Ltd ACN 075 051 482	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	8,451,265 fully paid ordinary shares	
Pratt Holdings Pty Ltd ACN 004 421 961	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	8,451,265 fully paid ordinary shares	
Pratt Consolidated Holdings Pty Ltd	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	8,451,265 fully paid ordinary shares	
Pratt Group Holdings Pty Ltd	Invia Custodians Pty Ltd	Thistle, Thorney and Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	8,451,265 fully paid ordinary shares	

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association[11] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Thorney Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Thorney Consolidated Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000
Pratt Consolidated Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Pratt Group Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000

Signature

Print name **Avee Waislitz** Capacity **Director**

Sign here



date 29/03/06

THIS IS THE SCHEDULE OF 2 PAGES REFERRED TO IN THE FORM 604 NOTICE OF INITIAL SUBSTANTIAL SHAREHOLDER SIGNED BY ME AND DATED 29 MARCH 2006.



....

Avee Waislitz
Director
THORNEY HOLDINGS PTY LTD

SCHEDULE 'A'

RELATED BODIES CORPORATE OF THORNEY HOLDINGS PTY LTD

ARI R & D Pty Ltd, ACN 069 674 933, Level 2, 533 Little Lonsdale Street, Melbourne 3000

ARI R & D Holdings Pty Ltd, ACN 069 674 871, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Astrapak Pty Ltd, ACN 089 137 986, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Burwood Terrace Pty Ltd, ACN 080 534 416, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Burwood Terrace Holdings Pty Ltd, ACN 075 051 464, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Colstrup Pty Ltd, ACN 006 538 165, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Cotham Road Pty Ltd, ACN 098 015 055, Level 2, 533 Little Lonsdale Street, Melbourne 3000

EEG R & D (Holdings) Pty Ltd, ACN 069 602 062, Level 2, 533 Little Lonsdale Street, Melbourne 3000

HEP R & D Holdings Pty Ltd, ACN 069 095 174, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Ilaba Pty Ltd, ACN 069 171 160, Level 2, 533 Little Lonsdale Street, Melbourne 3000

J. Gadsden Pty Ltd, ACN 005 878 995, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Kerbside Papers Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Kingsthorne Pty Ltd, ACN 006 449 903, Level 14, 600 St. Kilda Road, Melbourne 3004

Lonsdale Mineral Exploration No. 2 Pty Ltd, ACN 081 412 348, Level 2, 533 Little Lonsdale Street, Melbourne 3004

McCredie Road Properties Pty Ltd, ACN 005 258 284, Level 14, 600 St. Kilda Road, Melbourne 3004

McKoy Street Properties Pty Ltd, ACN 098 493 817, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Mil-town Pty Ltd, ACN 006 262 844, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Northcourt Pty Ltd, ACN 006 564 870, Level 14, 600 St Kilda Road, Melbourne 3004

OVS Investment Corporation Limited, ACN 009 119 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Co. Pty Ltd, ACN 005 967 555, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Nominees Pty Ltd, ACN 005 788 214, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Security Pty Ltd, ACN 005 787 161, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Energy Pty Ltd, ACN 075 051 455, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Energy Holdings Pty Ltd, ACN 075 051 517, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Finance Pty Ltd, ACN 005 449 632, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 2 Pty Ltd, ACN 104 958 572, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 3 Pty Ltd, ACN 104 958 545, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 4 Pty Ltd, ACN 104 958 518, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure Pty Ltd, ACN 074 489 553, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure Finance Pty Ltd, ACN 075 257 984, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure No. 3 Pty Ltd, ACN 087 537 344, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt International Pty Ltd, ACN 005 787 959, Level 14, 600 St. Kilda Road, Melbourne 3004

Pratt Investments Pty Ltd, ACN 005 019 027, Level 14, 600 St. Kilda Road, Melbourne 3004

Pratt Pastoral Pty Ltd ACN 098 839 304, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Research & Development Pty Ltd, ACN 005 534 609, Level 14, 600 St. Kilda Road, Melbourne 3004

Pratt Water Pty Ltd, ACN 099 764 235, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Prickly Pty Ltd, ACN 075 290 032, Level 39 55 Collins Street, Melbourne 3000

Ruddi Pty Ltd, ACN 006 818 597, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Southern Paper Pty Ltd, ACN 090 908 188, Level 2, 533 Little Lonsdale Street, Melbourne 3000

SPC One Properties Pty Ltd, ACN 008 545 542, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Sundowner Investments Pty Ltd, ACN 005 438 915, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thistle Custodians Pty Ltd, ACN 078 027 193, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Pty Ltd, ACN 008 595 453, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Equities Pty Ltd, ACN 080 075 207, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Industries Pty Ltd, ACN 006 758 505, Level 14, 600 St. Kilda Road, Melbourne 3004

Thorney Infrastructure No. 2 Pty Ltd, ACN 083 132 835, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Capital Pty Ltd, ACN 005 788 223, Level 14, 600 St. Kilda Road, Melbourne 3004

Thorney Properties Pty Ltd, ACN 079 777 209, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Properties (Ballarat) Pty Ltd, ACN 106 693 725, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Triwall Pty Ltd, ACN 000 822 140, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Board Pty Ltd, ACN 005 787 913, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Board (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Board Paper Products Pty Ltd, ACN 005 534 396, Level 14, 600 St. Kilda Road, Melbourne 3004

Visy Board Properties Pty Ltd, ACN 004 278 997, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Board (S.A.) Pty Ltd, ACN 008 268 371, 24-26 White Road, Gepps Cross 5094

Visy Board (Wodonga) Pty Ltd, ACN 098 839 402, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Cartons Pty Ltd, ACN 095 321 592, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy CDL Services Pty Ltd, ACN 004 052 260, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Industries Australia Pty Ltd, ACN 004 337 615, Level 14, 600 St. Kilda Road, Melbourne 3004

Visy Industries Holdings Pty Ltd, ACN 005 787 968, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Industries USA Pty Ltd, ACN 005 449 445, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Kraft Holdings Pty Ltd, ACN 086 513 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Packaging Pty Ltd, ACN 095 313 723, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Packaging Holdings Pty Ltd, ACN 095 132 317, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Packaging Properties Pty Ltd, ACN 095 190 524, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visypak Operations Pty Ltd, ACN 094 555 085, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Paper Pty Ltd, ACN 005 803 234, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Paper Technology Pty Ltd, ACN 000 154 638, Level 2, 533 Little Lonsdale Street, Melbourne 3000

VisyPET Pty Ltd, ACN 099 764 119, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visypet (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Plastics Pty Ltd, ACN 079 309 943, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Pulp and Paper Pty Ltd, ACN 086 513 144, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy R & D Pty Ltd, ACN 072 572 046, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Recycling (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Recycling Operations Pty Ltd, ACN 006 941 082, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Rigid Holdings (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Rigid Packaging (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Tech Systems Pty Ltd, ACN 095 313 741, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Woodyard Operations Pty Ltd, ACN 097 267 313, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Wax R & D Pty Ltd, ACN 070 023 095, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Yoni Pty Ltd, ACN 008 651 429, Level 2, 533 Little Lonsdale Street, Melbourne 3000


REDFLEX
HOLDINGS

File No: 82-34862

Redflex Continues Expansion across the State of Iowa

31 March 2006

The City of Clive, Iowa and Redflex Traffic Systems, a subsidiary of Redflex Holdings Limited, today executed an agreement to provide a full turnkey red-light photo enforcement program to help substantially increase public safety.

Clive, with a population of 14,000 is a western suburb of the greater Des Moines metropolitan statistical area with a total population in excess of 500,000.

The contract is for implementation of up to 15 approaches and for a term of five years, plus two automatic two-year renewals.

“Building on our success in both the western and eastern corners of the state with thriving programs in Council Bluffs and Davenport, in partnering with the City of Clive we are pleased to be at the forefront of increasing public safety in the State of Iowa” said Karen Finley, Redflex CEO.

Redflex Traffic Systems Inc has contracts in 101 cities world-wide and, with 85 USA cities under contract, is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442


REDFLEX
HOLDINGS

REDFLEX HOLDINGS LIMITED
ACN 069 306 216

Release to Australian Stock Exchange

File No: 82-34862

Redflex Celebrates Traffic Contract in its 100th City Worldwide

31 March 2006

The City of Newark, California and Redflex Traffic Systems, a subsidiary of Redflex Holdings Limited, have executed an agreement to provide a full turnkey red-light photo enforcement program to help substantially increase public safety.

Newark, California, with a population in excess of 43,000, is located in the Southern San Francisco Bay Area, adjacent to our program in Fremont.

The contract is for implementation of up to 10 approaches and for a term of five years, plus two automatic two-year renewals.

"Achieving this milestone of our 100th contract worldwide reinforces our market leadership position as the undisputed "preferred provider" of photo enforcement programs, an achievement which is unmatched across the globe" said Karen Finley, Redflex CEO.

Redflex Traffic Systems Inc has contracts in 100 cities world-wide and, with 84 USA cities under contract, is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE HIGGINS
Date of last notice	8 March 2006
Date of this notice	28 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 March 2006 – 20,003 24 March 2006 – 159,997
No. of securities held prior to change	212,502 Ordinary Shares (RDF)
Class	As above
Number acquired	Nil
Number disposed	180,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The sale prices were: $2.24 per share on 23 March 2006 $2.205 per share on 24 March 2006
No. of securities held after change	32,502 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trades

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.